Exhibit 99.1

Tuesday, 14 August 2018

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the London Stock Exchange for 38,389,842 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2017/18 final dividend, payable on 15 August 2018.  Dealings are expected to commence on 15 August 2018 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 38,389,842 ordinary shares are to be issued at a price of 830.66 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts ('ADRs'), 151,379 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$55.4549, representing 756,895 ordinary shares (including fractional entitlements).
The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section and from Link Asset Services (0371 402 3344, nationalgrid@linkgroup.co.uk)

Contact: Ceri James, Assistant Company Secretary (020 7004 3116)